9/5

[redacted]

08004810

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sonic Healthcare Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 10 2008
THOMSON REUTERS

FILE NO. 82- 03730 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/9/08

082-35130

RECEIVED

2008 SEP -5 A 5:04

6-30-08
AR/S

Sonic Healthcare Limited

ABN 24 004 196 909

PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2008

Lodged with the ASX under Listing Rule 4.3A

DIVIDEND REINVESTMENT PLAN ("DRP") CHANGES

The Company's DRP has been reactivated – refer Section 2 of Summary and Explanation of Results inside for details of changes to the DRP rules.

RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the year ended 30 June 2008

Financial Results

Revenue from ordinary activities	Up 26.2% to $2,380,327,000
Earnings before interest, tax and intangibles amortisation (EBITA)	Up 17.2% to $402,659,000
Profit from ordinary activities after tax attributable to members	Up 23.8% to $245,116,000
Net profit for the period attributable to members	Up 23.8% to $245,116,000

Dividends and Dividend Reinvestment Plan Changes

	Amount per security	Franked amount per security
Final dividend	32¢	32¢
Interim dividend (paid 26 March 2008)	20¢	20¢
Previous corresponding period final dividend	29¢	29¢

The record date for determining entitlements to the final dividend will be 12 September 2008. The final dividend will be paid on 9 October 2008. The Company's Dividend Reinvestment Plan (DRP) will operate for this dividend. Shares issued under the DRP will have a subscription price 2.5% below the average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on each of the 10 consecutive trading days from and including the second trading day after the record date. This pricing period reflects a change in the DRP Rules – refer to Section 2 in Summary and Explanation of Results. Shares will be allocated under the DRP on 9 October 2008. The balance of the 2008 final dividend which has not been reinvested by shareholders in the DRP will be fully underwritten.

Earnings per Share

	Year to 30 June 2008	Year to 30 June 2007
Basic earnings per share	75.0¢	66.6¢
Diluted earnings per share	73.5¢	65.5¢

An explanation of the figures reported above is provided in the following pages of this report.

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2008

1 Summary financial results

	Reference	2008 $'000	2007 $'000	Movement %
Total Revenue	(a)	2,380,327	1,886,081	26.2%
Earnings before Interest, Tax, Depreciation and Amortisation (**EBITDA**)	(b)	**478,568**	405,667	18.0%
Depreciation and Lease Amortisation	(c)	(75,909)	(62,105)	22.2%
Earnings before Interest, Tax and Intangibles Amortisation (**EBITA**)	(b)	**402,659**	343,562	17.2%
Amortisation of Intangibles	(d)	**(5,906)**	(2,633)	124.3%
Net Interest Expense	(e)	**(64,886)**	(50,473)	28.6%
Income Tax attributable to Operating Profit	(f)	**(81,461)**	(80,402)	1.3%
Net Profit attributable to Outside Equity Interests	(g)	**(5,290)**	(11,982)	(55.9)%
Net Profit attributable to shareholders of Sonic Healthcare Limited		**245,116**	198,072	23.8%
Cash generated from operations	(h)	**331,885**	267,935	23.9%
EPS (diluted earnings per share) (cents)	(i)	**73.5**	65.5	12.2%

(a) Revenue growth

Organic (non acquisitional) revenue growth for the year for Sonic's pathology operations was strong, with Australia growing at ~8%, and US and UK growth exceeding this level (excluding forex impacts).

Pathology revenue growth was augmented by the following major acquisitions and other small acquisitions during the current period and prior year:

- American Esoteric Laboratories, USA (8 January 2007)
- Medica Laboratory Group, Switzerland (30 May 2007)
- Sunrise Medical Laboratories, USA (31 July 2007)
- Bioscientia Healthcare Group, Germany (14 September 2007)

Revenue growth in the UK was augmented by the NHS Ealing Hospital contract which began on 1 July 2007.

In addition, the reported revenue of the Schottdorf Group (in Germany) was increased by ~$24M for the second half of the year as the legal restructure carried out to enable Sonic to reach 100% ownership caused a change in the legal entities consolidated in Sonic's results. This change, which will continue in the future, only affects reported revenue, and does not change profit. It therefore causes a dilution in reported operating margins.

Radiology revenue growth was negatively impacted by site closures in the Hunter Valley as a result of the floods in June 2007, new competition in a number of regional markets, reduction in average fee as a result of price competition, and the disposal of Sonic's Hong Kong radiology business during the prior year.

Revenue growth was also negatively impacted by foreign exchange movements, which reduced reported revenue by ~$77M compared to the prior year.

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2008

	2008	2007	Movement
(b) Margin analysis			
EBITDA as a % of Revenue	**20.1%**	21.5%	(140) bps*
EBITA as a % of Revenue	**16.9%**	18.2%	(130) bps

*bps = basis points of margin

Reported operating margins have been significantly diluted by the acquisitions of businesses during the current and prior year (including all those listed in (a) above) which have lower margins than the average of Sonic's other businesses. The margins resulting from the NHS Ealing Hospital contract are also lower than Sonic's average margins, and the change in the Schottdorf Group structure described above also caused reported margin dilution.

Excluding these impacts, Sonic's core pathology businesses performed strongly, demonstrating margin improvement, and commencement of synergy extraction in the US and Germany, whilst the radiology division continued to be impacted by market and cost pressures.

(c) Depreciation and lease amortisation

Depreciation and leased asset amortisation has increased 22.2% on the prior year mainly as a result of the acquisitions noted in (a) above. As a percentage of revenue, depreciation and amortisation has fallen to 3.2% from 3.3% in the prior year as the majority of revenue growth is in pathology, which requires less expenditure on equipment than radiology.

Capital expenditure has significantly exceeded depreciation expense in the 2007 and 2008 years, mainly due to the completion of Sonic's new headquarters and Douglass Hanly Moir Pathology's new central laboratory in Macquarie Park, Sydney.

(d) Intangibles amortisation

Intangibles amortisation mainly relates to internally developed software.

(e) Interest expense and debt facilities

Net interest expense has increased 28.6% on the prior year due to increased debt as a result of the acquisitions as noted in (a) above. Almost all of Sonic's bank debt is drawn in foreign currencies as "natural" balance sheet hedging of Sonic's offshore operations, and so Sonic is not significantly exposed to the recent increases in Australian base interest rates. Sonic's weighted average interest rate on debt has declined during the year, mainly as a result of falling USD interest rates.

Appropriate interest rate hedging arrangements are in place, in accordance with Sonic's policy.

Sonic's net interest bearing debt at 30 June 2008 comprised:

	AUD $M Limit	AUD $M Drawn	AUD $M Available
Multicurrency syndicated senior bank facility	1,750	1,247	503
IPN bank facility	47	28	19
Minor debt / leasing facilities	n/a	27	n/a
Cash	n/a	(64)	64
Net interest bearing debt	1,797	1,238	586

On 31 July 2008 Sonic established a new A$160M 3 year term bank debt facility to provide additional "headroom" for expansion on top of Sonic's existing facilities. The new facility was provided by two of the existing seven banks in Sonic's syndicated facility.

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2008

Sonic's senior debt facilities have expiry dates as follows:

	AUD $M Limit
15 March 2009	500
5 November 2010	47
15 March 2011	500
31 July 2011	160
29 October 2012	750
	1,957

Net interest bearing debt at 30 June 2008 comprised the following currencies:

	AUD $M Drawn
USD	614
Euro	555
GBP	49
NZD	9
AUD	24
CHF	(13)
	1,238

(f) Tax expense

The effective tax rate in the second half of the year was 25.9%, in line with the guidance provided in February 2008. The rate in the first half was impacted by the finalisation of research claims for the 2007 financial year. The full year effective tax rate of 24.5% is lower than the prior year (27.7%) as a result of Sonic's offshore expansion. Ignoring the impact of future acquisitions, and any short term fluctuations, the expected effective tax rate for future periods is ~25%.

(g) Outside equity interests

The outside equity interest figure includes minority interests in IPN and the Schottdorf Group (up until late December 2007, when Sonic acquired the minority interests in the Schottdorf Group), in addition to minority interests in other (small) entities in the Group. The comparative period figure also includes minority interests in Clinical Pathology Laboratories ("CPL") which were acquired by Sonic in January 2007.

(h) Cashflow from operations

Cash generated from operations increased 23.9% compared to the prior year, in line with profit growth.

(i) Earnings per share

Diluted earnings per share increased 12.2% due to earnings growth and the positive effect of the acquisitions noted in (a) above. EPS growth was affected by the equity raisings conducted in August and November 2007 which financed acquisitions and set the Group's balance sheet for further acquisitional growth. Adverse foreign exchange rate impacts on the translation of the results of Sonic's offshore operations (mainly USD related) reduced earnings per share growth by 250 basis points.

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2008

(j) Auckland pathology contract

As previously advised, Sonic was successful in its legal challenge against a decision to award a new community laboratory services contract for the Auckland region of New Zealand to a competitor. The competitor filed an appeal, which was heard in May 2008, however the judgement on the appeal has yet to be handed down. Sonic was awarded an interim contract as sole provider of community pathology services in the Auckland region of New Zealand for a minimum of 18 months from 1 July 2007. Sonic is working with the Auckland regional District Health Boards to deliver excellent service to the people of Auckland, and remains confident that the appeal will be decided in its favour, and that Sonic's contract will be renewed or extended.

2 Final dividend and Dividend Reinvestment Plan (DRP)

The Board has declared a final dividend of 32 cents per share fully franked (at 30%) to be paid on 9 October 2008. The record date will be 12 September 2008.

The total dividend for the year is therefore 52 cents per share, a 13% increase on the prior year.

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) will operate for this dividend. The Board has also used its discretion under Rule 15: Variation of Plan to amend the definition of "Z" in Rule 9.1 of the DRP to read:

Z = the average (rounded to the nearest whole cent) of the daily volume weighted average market price per Sonic ordinary share (rounded to four decimal places) sold on the Australian Stock Exchange on each of the 10 consecutive trading days commencing on the second trading day after the record date in respect of the dividend (or such other period as the Company determines and announces to the ASX), less such discount (not exceeding 10%) as is determined by the Board from time to time.

The average of the daily volume weighted average market price per Sonic ordinary share, to be used for the purpose of calculating the market price, will be calculated excluding all off-market trades, including but not limited to transactions identified in accordance with the ASX Market Rules as 'Special Crossings', 'Crossings' prior to the commencement of the 'Open Session State', any overseas trades or trades pursuant to the exercise of options over Sonic ordinary shares, and any overnight crossings or other trades that the Company determines to exclude on the basis that the trades are not fairly reflective of supply and demand. The calculation may be made by the Company and in the absence of manifest error is binding on Sonic shareholders participating in the Plan.

Shares issued under the DRP for the 2008 final dividend will have a subscription price 2.5% below the average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on each of the 10 consecutive trading days from and including 16 September 2008. Shares will be allocated under the DRP on 9 October 2008.

Full details of the DRP are set out in the Sonic Healthcare Limited Dividend Reinvestment Plan booklet. To view a copy of the booklet, change current elections or register to participate in the DRP for the upcoming dividend prior to the record date of 12 September 2008, shareholders can visit www.computershare.com, click on Investor Centre/Reinvestment Plans and follow the prompts. Shareholders can also request a copy of the Dividend Reinvestment Plan booklet or DRP election form by contacting Computershare Investor Services on 1300 556 161.

The balance of the 2008 final dividend which has not been reinvested by shareholders in the DRP will be fully underwritten.

As a result of the Company's international expansion it is likely that future dividends, starting with the 2009 interim dividend, will not be fully franked.

FULL YEAR REPORT
For the year ended 30 June 2008

CONTENTS PAGE

Contents	Page
Consolidated income statement	2
Consolidated balance sheet	3
Consolidated cash flow statement	4
Consolidated statement of recognised income and expense	5
Notes to the consolidated financial statements	6
Compliance statement	13

This report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the accompanying notes, the 2007 Annual Report, the 2007 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

CONSOLIDATED INCOME STATEMENT
For the year ended 30 June 2008

	Notes	2008 $'000	2007 $'000
Revenue from operations		**2,365,014**	1,877,682
Other income		**15,313**	8,399
Total Revenue		**2,380,327**	1,886,081
Labour and related costs (including $9,542,000 (2007: $7,089,000) of equity remuneration expense)		**(1,054,236)**	(846,022)
Consumables used		**(395,265)**	(286,927)
Operating lease rental expense		**(116,254)**	(84,287)
Depreciation and amortisation of physical assets		**(75,909)**	(62,105)
Borrowing costs expense		**(73,795)**	(54,302)
Transportation		**(71,595)**	(51,420)
Utilities		**(53,512)**	(42,345)
Repairs and maintenance		**(48,902)**	(42,113)
Amortisation of intangibles		**(5,906)**	(2,633)
Other expenses from ordinary activities		**(153,086)**	(123,471)
Profit from ordinary activities before income tax expense		**331,867**	290,456
Income tax expense		**(81,461)**	(80,402)
Profit from ordinary activities after income tax expense		**250,406**	210,054
Net profit attributable to minority interests		**(5,290)**	(11,982)
Profit attributable to members of Sonic Healthcare Limited		**245,116**	198,072
Basic earnings per share (cents per share)	5	**75.0**	66.6
Diluted earnings per share (cents per share)	5	**73.5**	65.5

The above consolidated income statement should be read in conjunction with the accompanying notes, the 2007 Annual Report, the 2007 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED BALANCE SHEET
As at 30 June 2008

	Notes	2008 $'000	2007 $'000
Current assets			
Cash assets and cash equivalents		**63,865**	35,960
Other financial assets (interest rate hedging)		**4,710**	4,759
Receivables		**314,151**	247,601
Inventories		**41,342**	32,429
Other		**23,775**	20,650
Total current assets		**447,843**	341,399
Non-current assets			
Receivables		**3,872**	4,245
Other financial assets (investments)		**11,618**	6,931
Property, plant and equipment		**441,466**	371,226
Intangible assets		**2,700,231**	2,149,437
Deferred tax assets		**22,259**	24,932
Other		**1,712**	2,292
Total non-current assets		**3,181,158**	2,559,063
Total assets		**3,629,001**	2,900,462
Current liabilities			
Payables		**187,808**	158,356
Interest bearing liabilities	1	**510,348**	455,689
Current tax liabilities		**19,615**	4,888
Provisions		**93,994**	78,639
Other financial liabilities (interest rate hedging)		**7,269**	542
Other		**12,159**	7,468
Total current liabilities		**831,193**	705,582
Non-current liabilities			
Interest bearing liabilities		**791,702**	719,567
Deferred tax liabilities		**5,685**	11,076
Provisions		**35,450**	19,413
Other		**2,892**	6,379
Total non-current liabilities		**835,729**	756,435
Total liabilities		**1,666,922**	1,462,017
Net assets		**1,962,079**	1,438,445
Equity			
Parent entity interest			
Contributed equity	6	**1,709,577**	1,242,859
Reserves	8	**(8,895)**	12,397
Accumulated profits	9	**249,308**	164,220
Total parent entity interest		**1,949,990**	1,419,476
Minority interests		**12,089**	18,969
Total equity		**1,962,079**	1,438,445

The above consolidated balance sheet should be read in conjunction with the accompanying notes, the 2007 Annual Report, the 2007 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 June 2008

	2008 $'000	2007 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**2,428,021**	1,919,997
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,975,469)**	(1,536,825)
	452,552	383,172
Interest received	**8,909**	3,829
Borrowing costs	**(71,904)**	(53,632)
Income taxes paid	**(57,672)**	(65,434)
Net cash inflow from operating activities	**331,885**	267,935
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	**(683,468)**	(486,101)
Payments for property, plant and equipment and intangibles	**(142,824)**	(129,206)
Proceeds from sale of non current assets	**9,286**	6,281
Payments for investments	**(4,341)**	(2,186)
Payments from restructuring and surplus leased space provisions	**(847)**	(5,386)
Repayment of loans by other entities	**11,328**	4,796
Loans to other entities	**(7,984)**	(3,620)
Net cash (outflow) from investing activities	**(818,850)**	(615,422)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**462,392**	4,119
Proceeds from borrowings	**1,751,675**	733,808
Repayment of borrowings	**(1,549,594)**	(283,954)
Dividends paid to company's shareholders	**(161,953)**	(127,054)
Dividends paid to minority interests in subsidiaries	**(527)**	(2,604)
Net cash inflow from financing activities	**501,993**	324,315
Net increase / (decrease) in cash and cash equivalents	**15,028**	(23,172)
Cash and cash equivalents at the beginning of the financial year	**35,960**	68,156
Effects of exchange rate changes on cash and cash equivalents	**12,877**	(9,024)
Cash and cash equivalents at the end of the financial year	**63,865**	35,960

The above consolidated cash flow statement should be read in conjunction with the accompanying notes, the 2007 Annual Report, the 2007 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 30 June 2008

	2008 $'000	2007 $'000
Exchange differences on translation of foreign operations	**(34,997)**	(14,141)
Cash flow hedges (net of tax)	**(1,788)**	1,007
Revaluation of property	**3,875**	-
Actuarial gains / (losses) on retirement benefit obligations (net of tax)	**1,915**	-
Net movements recognised directly in equity	**(30,995)**	(13,134)
Profit for the year	**250,406**	210,054
	219,411	196,920
Attributable to:		
Members of Sonic Healthcare Limited	**213,814**	186,951
Minority interests	**5,597**	9,969
	219,411	196,920

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes, the 2007 Annual Report, the 2007 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2008

Note 1 Summary of significant accounting policies

This financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2007, the 2007 Annual Financial Statements and any public announcements made by Sonic Healthcare Limited during the reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The principal accounting policies adopted in the preparation of the financial report are consistent with those of the previous financial year and have been consistently applied to all the periods presented, unless otherwise stated.

Working capital deficiency

Sonic is required to disclose the $500M tranche of its syndicated senior bank debt facility which expires in March 2009 as a current liability as at 30 June 2008. As a result the Consolidated Balance Sheet shows a deficiency of working capital of $383.4M. Sonic intends to refinance or extend most or all of this tranche over coming months, and foresees no difficulties in doing so given the strong relationships Sonic has with its existing syndicate of seven banks (as evidenced by the recent establishment of an additional $160M facility with two of those banks), its prudent credit metrics, and its strong and reliable operating cashflows. Any portion of the tranche not refinanced will be repaid out of existing unutilised credit lines. The financial report has therefore been prepared on a "going concern" basis.

Note 2 Segment information

Primary Reporting – Business Segments

Year ended 30 June 2008	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,916,439	333,215	127,711	(5,947)	2,371,418
Interest income					8,909
Total revenue					**2,380,327**
Segment result	365,675	40,547	(9,469)	-	396,753
Unallocated net interest expense					(64,886)
Profit before tax					**331,867**
Income tax expense					(81,461)
Profit after income tax expense					**250,406**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2008

Primary Reporting – Business Segments

Year ended 30 June 2007	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,461,437	326,682	98,125	(3,992)	1,882,252
Interest income					3,829
Total revenue					**1,886,081**
Segment result	302,141	45,177	(6,389)	-	340,929
Unallocated net interest expense					(50,473)
Profit before tax					**290,456**
Income tax expense					(80,402)
Profit after income tax expense					**210,054**

Note 3 Business combinations

On 31 July 2007, Sonic acquired 100% of Sunrise Medical Laboratories, an entity incorporated in the USA. At the date of acquisition Sunrise's forecast annual revenue was approximately US$75M and forecast annual EBITDA was approximately US$12M. The Sunrise acquisition has contributed approximately $2.4M to the net profit of the Group for the period.

On 14 September 2007, Sonic acquired 100% of the Bioscientia Healthcare Group in Germany. At the date of acquisition Bioscientia Healthcare's forecast annual revenue was approximately €125M and forecast annual EBITDA was approximately €20M. The Bioscientia acquisition has contributed approximately $6.5M to the net profit of the Group for the period.

Other acquisitions in the period, which are individually immaterial, include:

- On 1 October 2007, Sonic acquired 100% of Woodbury Clinical Laboratory, an entity incorporated in the USA.
- IPN, a member of the Group, acquired a number of medical centre businesses during the period, including 100% of Gemini Administration Services Pty Ltd on 11 April 2008, an entity incorporated in Australia.
- On 2 January 2008, Sonic acquired 100% of American Clinical Services, Inc., an entity incorporated in the USA.

It is impracticable to determine the contribution the immaterial acquisitions made to the net profit of the Group during the period, and what they are likely to contribute on an annualised basis, as the majority of the acquisitions were merged with other entities in the Group. The initial accounting for a number of these business combinations has only been determined provisionally at the date of this report, as the Group is still in the process of reviewing acquisition balance sheets and identifying assets and liabilities not previously recorded, so as to determine the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

The aggregate cost of the combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2008

	Sunrise Medical Laboratories $'000	Bioscientia Healthcare Group $'000	Bioscientia Healthcare Group $'000	Total $'000
Consideration - cash paid	183,443	305,216	96,056	584,715
Less: Cash of entity acquired	(3,227)	(5,398)	(2,231)	(10,856)
	180,216	299,818	93,825	573,859
Deferred consideration	2,146	-	4,469	6,615
Consideration – shares / options	-	5,116	-	5,116
Total consideration	182,362	304,934	98,294	585,590
Fair value of identifiable net assets of subsidiaries acquired:				
Debtors & other receivables	10,322	38,835	8,386	57,543
Prepayments	307	415	771	1,493
Inventory	1,087	3,515	812	5,414
Deferred tax assets	-	1,239	251	1,490
Property, plant & equipment	1,520	20,092	6,784	28,396
Other non current receivables	106	788	339	1,233
Investments	-	837	7	844
Identifiable intangibles	-	3,228	-	3,228
Trade payables	(2,407)	(10,513)	(2,140)	(15,060)
Sundry creditors and accruals	(1,129)	(6,894)	(1,939)	(9,962)
Income tax receivable / (payable)	-	769	(1,163)	(394)
Borrowings	-	(15,304)	(91)	(15,395)
Lease liabilities	-	(10,079)	(1,196)	(11,275)
Provisions	(1,429)	(28,515)	(1,404)	(31,348)
	8,377	(1,587)	9,417	16,207
Goodwill	173,985	306,521	88,877	569,383

The goodwill arising from the business combinations is attributable to their reputation in the local market, the benefit of marginal profit and synergies expected to be achieved from integrating the business with existing operations, expected revenue growth, future market development, the assembled workforce and knowledge of local markets. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

Acquisition of minority interests

During the first half of the financial year Sonic acquired the outstanding equity held by minority interests in the Schottdorf Group for a total purchase price of ~€80M. On 15 August 2007 Sonic moved to 67.9% ownership, and reached 100% ownership in late December 2007 once the reorganisation of the legal structure of the Schottdorf Group was completed.

The carrying amount of Schottdorf's net assets in the Group's financial statements on the date of acquiring the minority interests was €21.8M. The Group recognised a decrease in minority interests of €9.3M and additional goodwill of €72.5M, equivalent to A$120.7M at 30 June 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2008

Note 4 Dividends

	2008 $'000	2007 $'000
Total dividends paid on ordinary shares during the year		
Final dividend for the year ended 30 June 2007 of 29 cents (2006: 26 cents) per share paid on 20 September 2007 (2006: 19 September 2006), fully franked based on tax paid at 30%	**95,248**	76,784
Interim dividend for the year ended 30 June 2008 of 20 cents (2007: 17 cents) per share paid on 26 March 2008 (2007: 28 March 2007), fully franked based on tax paid at 30%	**66,695**	50,270
	161,943	127,054

The Company's Dividend Reinvestment Plan (DRP) remained suspended for these dividends.

Dividends not recognised at the end of the year

	2008 $'000	2007 $'000
On 20 August 2008 the directors declared a fully franked final dividend of 32 cents per share (2007: 29 cents), payable on 9 October 2008 with a record date of 12 September 2008. Based on the number of shares on issue at 21 August 2008, the aggregate amount of the proposed final dividend to be paid out of retained profits at the end of the year, but not recognised as a liability is:	**106,728**	95,248
Australian franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**36,222**	73,285

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $45,741,000 (2007: $40,821,000), based on the number of shares on issue at 21 August 2008. Franking credits arising from Australian tax paid after year end will maintain the franking account in surplus after payment of the 2008 final dividend.

As a result of the Company's international expansion, it is likely that future dividends, starting with the 2009 interim dividend, will not be fully franked.

Dividend Reinvestment Plan (DRP)

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) will operate for the 2008 final dividend. Shares issued under the DRP will have a subscription price 2.5% below the average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on each of the 10 consecutive trading days from and including the second trading day after the record date for participation in the DRP which is 12 September 2008. Shares will be allocated under the DRP on 9 October 2008. The balance of the 2008 final dividend which has not been reinvested by shareholders in the DRP will be fully underwritten.

Full details of the DRP are set out in the Sonic Healthcare Limited Dividend Reinvestment Plan booklet. To view a copy of the booklet, change current elections or register to participate in the DRP for the upcoming dividend prior to the record date of 12 September 2008, shareholders can visit www.computershare.com, click on Investor Centre/Reinvestment Plans and follow the prompts. Shareholders can also request a copy of the Dividend Reinvestment Plan or DRP election form by contacting Computershare Investor Services on 1300 556 161.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2008

Note 5 Earnings per share

	2008 Cents	2007 Cents
Basic earnings per share	**75.0**	66.6
Diluted earnings per share	**73.5**	65.5

Weighted average number of ordinary shares used as the denominator

	2008 Shares	2007 Shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**326,845,998**	297,247,195
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**333,379,534**	302,285,149

Note 6 Contributed equity

	2008 Shares	2007 Shares	2008 $'000	2007 $'000
Share capital				
Ordinary shares	**333,502,281**	300,150,202	**1,709,577**	1,242,859

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1/7/07	Opening balance	300,150,202		1,242,859
24/8/07	Shares issued under share placement	28,169,015		400,000
24/8/07	Shares issued to executives under remuneration arrangements	30,750		-
14/9/07	Shares issued as part consideration for the acquisition of Bioscientia Healthcare	116,674		1,805
23/11/07	Shares issued under Shareholder Purchase Plan	4,530,640		64,335
Various	Shares issued following exercise of employee options	505,000	Various	3,586
Various	Transfers from equity remuneration reserve	-		928
Various	Costs associated with share issues net of future income tax benefits	-		(3,936)
30/6/08	Closing Balance	333,502,281		1,709,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2008

Note 7 Unlisted share options

Exercise Price	Expiry Date	Options at 30.6.07	Options Exercised	Options Forfeited	Options Granted	Options at 30.6.08
$6.01	07/02/2008	50,000	(50,000)	-	-	-
$6.30	15/02/2008	312,000	(309,500)	(2,500)	-	-
$7.57	19/12/2008	115,000	(28,000)	-	-	**87,000**
$6.75	31/08/2009	3,000,000	-	-	-	**3,000,000**
$7.50	26/11/2009	1,540,000	-	-	-	**1,540,000**
$9.51	23/07/2009	10,000	-	-	-	**10,000**
$9.56	23/07/2009	345,000	(117,500)	-	-	**227,500**
$7.50	22/08/2010	1,540,000	-	-	-	**1,540,000**
$12.69	24/05/2011	40,000	-	-	-	**40,000**
$7.50	22/08/2011	1,540,000	-	-	-	**1,540,000**
$13.10	15/09/2011	1,200,000	-	-	-	**1,200,000**
$13.10	30/09/2011	1,400,000	-	-	-	**1,400,000**
$13.10	30/09/2012	300,000	-	-	-	**300,000**
$13.10	30/09/2013	300,000	-	-	-	**300,000**
$13.00*	30/09/2012	-	-	-	1,000,000	**1,000,000**
$13.00	13/06/2012	-	-	-	500,000	**500,000**
$7.50	24/08/2012	-	-	-	1,540,000	**1,540,000**
$14.16	03/08/2012	-	-	-	1,000,000	**1,000,000**
		11,692,000	(505,000)	(2,500)	4,040,000	**15,224,500**

* or where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.

Note 8 Reserves

	2008 $'000	2007 $'000
Foreign currency translation reserve	**(54,643)**	(19,340)
Hedge accounting reserve	**852**	2,641
Equity remuneration reserve	**25,736**	17,122
Share option reserve	**15,285**	11,974
Revaluation reserve	**3,875**	-
	(8,895)	12,397

Note 9 Retained earnings

	2008 $'000	2007 $'000
Retained earnings at the beginning of the financial year	**164,220**	93,202
Net profit attributable to members of Sonic Healthcare Limited	**245,116**	198,072
Dividends provided for or paid	**(161,943)**	(127,054)
Actuarial gains / (losses) on retirement benefit obligations (net of tax)	**1,915**	-
Retained earnings at the end of the financial year	**249,308**	164,220

Note 10 Net tangible asset backing

	2008	2007
Net tangible asset backing per ordinary security	**($2.21)**	($2.37)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2008

Note 11 Ratios

	2008	2007
Profit before tax/revenue		
Consolidated profit from ordinary activities before tax as a percentage of revenue	**13.9%**	15.4%
Profit after tax/equity interests		
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of equity (similarly attributable) at the end of the year	**12.6%**	14.0%

Note 12 Non cash financing and investing activities

The following non-cash financing and investing activities occurred during the year and are not reflected in the Cash Flow Statement:

- Plant and equipment with an aggregate fair value of $1,111,000 (2007: $278,000) was acquired by means of finance leases and hire purchase agreements.
- 4,040,000 (2007: 4,780,000) options over unissued Sonic shares were issued. The value ($3,311,000) of 1,000,000 of these options was included as part of the consideration for the Bioscientia Healthcare Group and the value ($2,773,000) of 1,000,000 options was included as part of the consideration for the Medica Laboratory Group. In 2007, the value ($4,791,000) of 2,000,000 options was capitalised into the cost of investment in Clinical Pathology Laboratories. Nil (2007: 40,000) were Queensland X-Ray options, and 2,040,000 (2007: 2,740,000) were issued in relation to incentive arrangements, along with 30,750 (2007: 30,750) ordinary shares.
- 116,674 Sonic ordinary shares with a value of $1,805,000 were issued as part of the consideration for the Bioscientia Healthcare Group.
- In 2007, 6,939,630 IPN ordinary shares were issued in satisfaction of $1M of the purchase price for medical centres.
- 6,672,000 (2007: 4,485,629) options over unissued IPN shares were issued. In 2007, 1,000,000 of these were issued as part of a medical centre acquisition. The remainder were issued in relation to incentive arrangements.

Note 13 Events occurring after reporting date

Since the end of the financial year, no matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years has arisen, other than as follows:

- As described in Sonic's announcement to the market dated 16 June 2008, Sonic has signed an agreement to acquire 100% of the GLP Medical Group based in Hamburg, Germany. Settlement of the transaction is expected in early September 2008.
- As described in Sonic's announcement to the market dated 30 June 2008, Sonic has signed agreements to acquire 100% of Clinical Laboratories of Hawaii and its associated anatomical pathology practice, Pan Pacific Pathologists, for a purchase price of ~US$121 Million. Settlement of the transaction is expected in early September 2008.
- On 1 July 2008 Sonic completed the acquisition of 100% of the Labor 28 Group based in Berlin, Germany (refer to Sonic's announcements to the market dated 2 June 2008 and 2 July 2008).
- As described in Sonic's announcement to the market dated 2 July 2008, Sonic acquired the Laboratory Prof. Krech Group, its second acquisition in Switzerland.
- On 31 July 2008 Sonic established an additional A$160M three year term debt facility with two of its existing bankers, to re-establish "headroom" for expansion.
- On 20 August 2008 Sonic's Directors declared a final dividend of 32 cents per ordinary share payable on 9 October 2008. Sonic's Dividend Reinvestment Plan has been reinstated for this dividend and the balance of the 2008 final dividend not reinvested by shareholders in the DRP will be fully underwritten.

COMPLIANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2008

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used: NIL

This report, and the accounts upon which the report is based use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

This report is based on accounts which are in the process of being audited.

The entity has a formally constituted audit committee.

Signed: .... Date: 21 August 2008
(Company Secretary)

Print name: PAUL ALEXANDER

TABLE OF CONTENTS

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION	
DATE	DOCUMENT
08/28/08	484 – Change to company details Issue of shares

ANNOUNCEMENTS TO THE AUSTRALIAN STOCK EXCHANGE	
DATE	ANNOUNCEMENT
08/21/08	Media Release – Financial Results
08/21/08	Preliminary Final Report For Year Ended 30 June 2008
08/21/08	Managing Director's Presentation – Financial Results
08/22/08	Notice options granted and exercised (Appendix 3B)
08/27/08	Notice options exercised (Appendix 3B)
08/29/08	Change in Directors' Interests (Appendix 3Y)
08/29/08	Change in Directors' Interests (Appendix 3Y)

SONIC HEALTHCARE LIMITED

MEDIA RELEASE – 21 AUGUST 2008

FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2008

1. Financial Result Highlights

		Increase on previous year
Revenue	$2,380M	26.2%
EBITA	$403M	17.2%
Net Profit	$245M	23.8%
Cashflow from operations	$332M	23.9%
EPS (diluted)	73.5¢	12.2%
EPS (constant currency basis)	75.2¢	14.7%

- Revenue and EPS growth guidance achieved.
- Thirteenth consecutive year of double digit EPS growth.

2. Dividends

- Final Dividend 32¢ fully franked – total dividends for the year increased 13%.
- Record date – 12 September 2008.
- Payment date – 9 October 2008.
- Dividend reinvestment plan reinstated, with balance of dividend amount to be underwritten.

3. 2009 Guidance

Sonic's revenue for 2009 is expected to be greater than 15% above the 2008 figure.

Earnings per share growth is expected to be greater than 10%, depending on foreign exchange and interest rate movements, and excluding any acquisitions other than those already announced.

4. Commentary on Results

Sonic Healthcare today reported a record net profit of $245.1 Million for the year to 30 June 2008, an increase of 23.8% over the comparative period. The result was achieved on revenues of $2,380.3 Million, 26.2% higher than in the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt, said: "Sonic Healthcare's strength and stature have been augmented by the record annual result announced today. We have achieved strong revenue and earnings growth and once again delivered on our guidance given at the beginning of the financial year. This is our thirteenth consecutive year of double digit EPS growth, a measure of the company's stability and the commitment and expertise of our 20,000 people around the world. Our international expansion has accelerated through the year, with the focus on Europe and the United States, where synergy activity has escalated, with pleasing outcomes. We will continue to pursue a growth path via both organic and acquisitional growth and to further promote our successful model, in the best interests of all our stakeholders."

Dr Goldschmidt advised: "The major factors behind our growth relate to our corporate culture, including our medical leadership philosophy, our federated model for acquisitions and our personalised service. Sonic's reputation is based around these features and has afforded us the opportunity to partner with high quality laboratories of similar culture."
Dr Goldschmidt added: "Sonic's standing in the international markets and medical communities in which we operate is a tribute to our talented, loyal and dedicated team of pathologists, radiologists, managers and staff, all of whom I wish to thank sincerely and congratulate for their contributions to the company's success to date."

Sonic's Board has declared a fully-franked final dividend of 32 cents per share, bringing the total for the year to 52 cents per share, a 13% increase over the previous year. Sonic's dividend reinvestment plan will operate for this dividend.

Key milestones of the last year include:

- The acquisition of Sunrise Medical Laboratories (Long Island, New York) in July 2007, a high quality, high growth practice.
- The acquisition of the Bioscientia Healthcare Group, one of Europe's largest and most prestigious laboratories, in September 2007, Sonic's second major transaction in the German laboratory market.
- The acquisition of the outstanding minority interests in the Schottdorf Group in Germany, to facilitate synergies with Sonic's other European laboratories.
- The synergistic acquisitions of American Clinical Services and Woodbury Clinical Laboratory, strengthening Sonic's position in the New York and Tennessee markets respectively.
- Successful completion in August 2007 of an institutional private placement, with the raising of A$400 Million of equity to fund acquisitions.
- The raising of A$64 Million of new capital from existing shareholders pursuant to a Shareholder Purchase Plan in November 2007, at the same price per share (A$14.20) as the institutional placement.
- Commencement of operations at Sonic's new headquarters and Douglass Hanly Moir Pathology's new central laboratory in Macquarie Park, Sydney. This state-of-the-art facility has significant capacity and will increase efficiencies in Sonic's Australian pathology operations in the medium term.

- Agreements reached for the synergistic acquisitions of the Labor 28 Group (Berlin, Germany) (settled on 1 July 2008) and GLP Medical Group (Hamburg, Germany) (settlement expected in September 2008).

- Scheme of Arrangement under way to acquire the balance of Independent Practitioner Network Limited.

- Agreement reached to acquire Clinical Laboratories of Hawaii, the leading medical laboratory group in Hawaii, with settlement expected in September 2008.

- Successful "upsizing" of Sonic's senior syndicated bank debt facility from A$1 Billion to A$1.75 Billion with all existing syndicate members increasing their commitments and one additional bank joining the syndicate.

- Successful establishment in July 2008 of an additional A$160 Million 3 year term bank debt facility with two of the syndicate members in the A$1.75 Billion facility.

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
Ph: +61 2 9855 5333
Fax: +61 2 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4E Preliminary Final Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 21 August 2008 (www.sonichealthcare.com).

SONIC HEALTHCARE

Financial and Operational Review

Year to 30 June 2008

Colin Goldschmidt

CEO and Managing Director

21 August 2008

FY 2008 Highlights

- Outstanding performance with record result
- Strong revenue, earnings and cash flow growth
- Guidance achieved despite currency headwind
- Synergy / margin expansion in USA and Germany
- Sonic well set for ongoing growth

2008 Financial Highlights

	Growth 2008 vs 2007
Revenue	26%
EBITA	17%
NPAT	24%
EPS	12%
Cash Generation	24%
Dividend (full-year)	13%

FY 2008 Guidance Delivered

	FY 2008 Guidance	FY 2008 Actuals	FY 2008 Constant currency basis*
Revenue growth	"20 – 25%"	26%	30%
Earnings per share growth	">12%"	12.2%	14.7%

* FY 2008 actuals at FY 2007 currency exchange rates

Revenue

Acquisitions impacting FY 2008 revenue

	2008 (A$M)	2007 (A$M)	Growth (%)
Total Revenue	2,380	1,886	26%

	FY 2006/7												FY 2007/8											
ACQUISITION	J	A	S	O	N	D	J	F	M	A	M	J	J	A	S	O	N	D	J	F	M	A	M	J
AEL (USA)																								
Medica (Switzerland)																								
Sunrise (USA)																								
Bioscientia (GER)																								
Gemini (IPN – AUS)																								
Others (small)																								

Revenue FY 2008

	2008 (A$M)	2007 (A$M)	Growth (%)
Total Revenue	2,380	1,886	26%

- Total organic revenue growth (excluding acquisitions) >7%
- Australian pathology organic revenue growth ~8%
- US organic revenue growth >8%
- UK organic revenue growth >10%
- Germany and Switzerland organic revenue growth strong
- Negative impacts on revenue growth
  - New Zealand pathology revenue growth flat
  - Radiology revenue growth 2%
  - Foreign exchange rate movements reduced revenue by A$77 million

Revenue Mix

For full-year ended 30.6.08


5%
14%
81%
Pathology
Radiology
Primary care - IPN

Sonic Revenue Mix

For full-year ended 30.6.08


IPN
5%
Australian
Pathology
34%
Radiology
14%
International
Pathology
47%

Annual Revenue



A$M
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
2006
2007
2008

SONIC HEALTHCARE

Acquisitions impacting FY'09 revenue

	FY 2007/8												FY 2008/9											
	J	A	S	O	N	D	J	F	M	A	M	J	J	A	S	O	N	D	J	F	M	A	M	J
Sunrise (USA)																								
Bioscientia (GER)																								
Labor-28 (GER)																								
GLP Medical (GER)																								
Clin Labs Hawaii (USA)																								
Gemini (IPN – AUS)																								
Others (small)																								

Earnings Growth

		FY 2008	FY 2007	Movement
EBITDA	(A$M)	478.6	405.7	18%
EBITA	(A$M)	402.7	343.6	17%
NPAT	(A$M)	245.1	198.1	24%
EPS (diluted)	(cents)	73.5	65.5	12%
Cash Generation	(A$M)	331.9	267.9	24%

Earnings per Share

EPS and EPS Growth



Cents per share
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Core EPS (cents)	8.0	9.5	11.8	16.7	21.7	27.5	33.3	37.8	43.4	48.9	58.6	65.5	73.5
EPS Growth (%)	14%	19%	24%	42%	30%	27%	21%	14%	15%	21%	20%	12%	12%

13 consecutive years of double-digit EPS growth

SONIC HEALTHCARE

Operating Margin

	FY 2008	FY 2007	Movement
EBITA Margin	16.9%	18.2%	(130) bps*

- Acquisitions dilute margins
  - Acquisition of businesses with lower operating margins than Sonic's average existing margins
- Radiology division – low growth, cost pressures
- New Zealand pathology – flat growth, flat margins
- Australian pathology – ongoing strong performance
- IPN – 160 bps margin expansion
- Germany /USA – significant H2 margin expansion

*bps = basis points of margin

Synergy – USA and Germany
EBITA Margin expansion

	H2 2008 vs H1 2008
USA	↑ 190 basis points
Germany	↑ >200 basis points

Includes northern hemisphere seasonal bias towards H2

Currency Exchange Impact

2008 Actual vs 2008 restated at 2007 FX rates

	2008 Actual	2008 @ 2007 FX
Revenue growth	26%	30%
EPS growth	12.2%	14.7%

FY'08 Guidance
20 –25%
>12%

- Revenue impact for year ~A$77 million
- NPAT impact for year ~A$5.5 million
- EPS impact for year 1.7 cents (75.2 vs 73.5 cents)

Dividend

	2008	2007	Change
Interim Dividend	$0.20	$0.17	18%
Final Dividend	$0.32	$0.29	10%
Full Year Dividends	$0.52	$0.46	13%

- Dividend fully franked at 30%
- Record Date 12 September 2008
- Payment Date 9 October 2008
- Dividend Reinvestment Plan reinstated

Full-year dividend

14 Year History



Cents per Share
60
50
40
30
20
10
0

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Dividend (cents)	3	4	5	9	14	15	17	20	25	30	36	41	46	52

SONIC HEALTHCARE

Dividend Reinvestment Plan (DRP)

- DRP activated for the first time since 2004
- Complements capital management strategy in light of recent and ongoing acquisitional growth
- Fully underwritten by Citi
- Total DRP raising ~$107 million
- Discount 2.5%
- Shares allotted on 9.10.08

Debt Summary

		30.6.08	30.6.07
Net Interest-bearing Debt	A$ M	1,238	1,139
Gearing (Net IB Debt/Market Cap.)	%	25.5	25.2
Net Debt / EBITDA	X	2.59	2.81
Interest cover (EBITDA / Net Interest)	X	7.38	8.04

Forecast net debt at 30 September 2008 – A$1,670 million

- Using exchange rates at 18 August, 2008
- Dependent on timing of settlement of acquisitions

Debt Structure

- Senior debt facility upsized November 2007 to A$1,750 million (7 banks)
- New A$160 million facility (July 2008) with 2 existing banks
- Headroom post-settlement of announced acquisitions (incl. IPN) ~A$310 million
- A$500 million senior debt tranche expires 15.3.09 – expect to refinance with existing banks
- Underwritten DRP to "fine tune" capital structure
- Debt held in foreign currencies as "natural" hedge
- No exposure to Australian interest rate changes

FY 2009 Guidance

	FY 2009 Guidance
Revenue Growth	>15%
Earnings per share	>10%

Variables:

- Foreign exchange rates
- Interest rates
- Assumes underwritten DRP
- Excludes new acquisitions

Operational Summary



Australian Pathology
USA
Germany
NZ Pathology
UK
Switzerland
IPN
Radiology

Australian Pathology

- Revenue growth of Australian pathology division ~8%
- Anticipate ongoing market strength and synergies
- Australian Medicare reimbursement status
  - Rebate cuts in May 2008 budget
  - MOU ends 30 June 2009
  - Pathology strategic review by inter-departmental committee
  - Pathology industry association (AAPP) will have input into review
  - Understand review to be completed by end of calendar 2008
  - No rebate adjustments until review completed

Cost Indices and Medicare Rebates for Pathology Australia: 1985-2007


180%
140%
100%
60%
20%
-20%
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
to December 2007 over 23 years: AWE up by 197% CPI up by 139% Pathology rebates down by 2.8%
CPI
AWE
Rebate

SONIC HEALTHCARE

USA

- Sonic Healthcare USA performing strongly
- Organic growth (excluding acquisitions) >8%
- Ongoing strong growth in New York area
- Synergy activity escalating
  - Internal mergers, centralisation, purchasing, IT, sales, marketing
  - Margin expansion of 190 basis points (H2 '08 vs H1 '08)
- Fee/pricing status
  - Medicare competitive bidding project terminated
  - Probable CPI-linked increase to Medicare fees from 1 January '09
- Growth
  - Earnings and margin growth via organic growth and synergy capture
  - Acquisition opportunities ongoing

Sonic Healthcare Germany

Central and branch laboratories


Hamburg
Emden
Berlin
Horstmar
Moers
Krefeld
Wermsdorf
Jena
Fulda
Bad Schwalbach
Büdingen
Wiesbaden
Frankfurt
Ingelheim
Mainz
Bensheim
Völklinge
Saarbrücken
Stuttgart
Augsburg
Karlsfeld
Freiburg
Bioscientia
Schottdorf
Labor-28
GLP Medical

Germany

- Sonic Healthcare Germany
  - Schottdorf and Bioscientia organic revenue growth ~8%
  - Labor-28 (Berlin) – settled 1 July 2008
  - GLP Medical (Hamburg) – settlement expected September 2008
- Synergy benefits
  - >€10 million over 2-5 years (Schottdorf/Bioscientia) – 25% already locked in
  - Additional >€5 million over 2-3 years (Labor-28/GLP)
  - Focus on purchasing , couriers, equipment maintenance, vehicle leasing, laboratory rationalisation, inter-referrals, sales, marketing, IT, insurances
  - Cross border referrals from UK and Switzerland increasing
  - Sonic Germany margin expansion of >200 basis points (H2 '08 vs H1 '08)
- Management
  - Outstanding management team and pathologists
  - High levels of expertise and collaboration

Germany – Fee Reforms

- Private fee schedule (GOA)
  - No changes expected
- Public fees / Statutory health system
  - Direct billing of sickness funds by labs from 1 October 2008
  - GP discounts no longer possible
  - Will lead to higher average fee, added admin costs, possible lower volumes
- Self-referral labs
  - Non-laboratory specialists (gynaecologists, urologists, endocrinologists)
  - To be phased out over 5 years, commencing 1 January 2009
  - Tests should flow to private labs over time
- Impact of changes predicted to be beneficial to Sonic

Switzerland

- Strong result for year
  - Solid revenue/earnings growth, with margin expansion
  - Strong management team
- Acquisition of Labor Prof. Krech
  - Completed 1 July 2008
  - 2 small labs: Zurich lab to close, Kreuzlingen lab to downsize
- Synergies
  - Prof. Krech lab fold-in benefits
  - Purchasing in tandem with Sonic Germany
  - Cross-border referrals to Sonic labs in Germany

Switzerland – Fee reforms

- Swiss government draft proposal to realign laboratory fee relativities
  - Price reductions for high-volume routine tests
  - Price increases for manual and esoteric tests
  - No resemblance to 10% across-the-board reductions in 2006
  - Formal consultation process with lab industry currently underway
- Potential impact for Sonic
  - Medica well equipped to manage changes
  - Medium-term positive
  - Small GP labs make up ~40 of lab market
  - GP labs perform mainly routine tests
  - GP lab closures augmented Medica revenue in 2006

Swiss Laboratory Market


GP labs
40%
Private
labs
30%
Hospital
labs
30%

Source: Sonic estimates

UK

- Robust revenue and earnings growth
- Harley Street market growth strong
- NHS contracts
  - UCLH contract progressing well
  - Ealing contract operating well (commenced 1 July 2008)
  - Termination of Beds and Herts tender process
  - Further outsourcing opportunities

New Zealand Pathology

- Revenue and earnings flat
- Outstanding laboratories, managers, pathologists
- Reimbursement structures forcing service contraction
- Auckland laboratory contact appeal process
  - Court of Appeal, Wellington, May 5-14
  - Appellant – Lab Tests Auckland (Healthscope)
  - Respondents – Auckland District Health Boards, DML (Sonic) and Harbour Primary Health Organisation
  - Judgement expected soon
  - Further right of appeal to Supreme Court of New Zealand

Radiology

- Difficult market conditions persisted through FY 2008
  - Cost and competitive pressures
  - Medicare reimbursement rates flat for >10 years
- EBITA margin compression of 1.6%
- Revenue growth ~2%
  - Competition and lower private billing levels
- Industry issues have stabilised
  - Cost pressures abating
  - Growth opportunities being pursued – new centres, contracts
  - Possible Medicare rebate increase

IPN

- IPN continues to perform strongly
- Financial highlights
  - Revenue up 29% to A$123 million
  - EBITDA up 32% to A$19.9 million
  - Net profit up 27% to A$8.7 million
- Ongoing growth via recruitment and acquisition
  - GP numbers have increased by 132 to 843 at year end
  - Medical centres have increased from 89 to 120
  - Gemini acquisition – scale and access to occupational health market
- IPN established as premium service provider to GPs
  - Clinical independence
  - High quality centres and GPs allow private billing

IPN – Acquisition of minority interests

- Sonic currently owns 71.47% of IPN equity
- Scheme of Arrangement underway to acquire outstanding 28.53%
- Fully supported by IPN Independent Directors
- Recommended by Independent Expert
- Proxies in favour already received from larger shareholders
- Scheme meeting – 11 September 2008
- If successful, implementation date is 30 September 2008

Future Growth

- European laboratory market
  - German synergies flowing
  - UK and Switzerland strong
  - Organic and acquisitional growth
- USA laboratory market
  - Synergies flowing
  - Organic and acquisitional growth
- Australian pathology market
  - Annual revenue >$800 million
  - Ongoing strong organic growth

The Sonic Difference

- Sonic culture embraced by staff and customers globally
  - Medical Leadership
  - Federation structure
  - Personalised service
  - Respect for our >20,000 people
- Sonic model underlies success to date
  - Strong, loyal and flexible leadership teams
  - Staff commitment
  - 13 years of double-digit EPS growth
  - High quality and service excellence
  - Outstanding reputation
- Future
  - Sonic model and culture will drive ongoing shareholder value

SONIC HEALTHCARE

Thank you



SONIC HEALTHCARE LIMITED

MEDIA RELEASE – 21 AUGUST 2008

FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2008

1. Financial Result Highlights

		Increase on previous year
Revenue	$2,380M	26.2%
EBITA	$403M	17.2%
Net Profit	$245M	23.8%
Cashflow from operations	$332M	23.9%
EPS (diluted)	73.5¢	12.2%
EPS (constant currency basis)	75.2¢	14.7%

- Revenue and EPS growth guidance achieved.
- Thirteenth consecutive year of double digit EPS growth.

2. Dividends

- Final Dividend 32¢ fully franked – total dividends for the year increased 13%.
- Record date – 12 September 2008.
- Payment date – 9 October 2008.
- Dividend reinvestment plan reinstated, with balance of dividend amount to be underwritten.

3. 2009 Guidance

Sonic's revenue for 2009 is expected to be greater than 15% above the 2008 figure.

Earnings per share growth is expected to be greater than 10%, depending on foreign exchange and interest rate movements, and excluding any acquisitions other than those already announced.

4. Commentary on Results

Sonic Healthcare today reported a record net profit of $245.1 Million for the year to 30 June 2008, an increase of 23.8% over the comparative period. The result was achieved on revenues of $2,380.3 Million, 26.2% higher than in the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt, said: "Sonic Healthcare's strength and stature have been augmented by the record annual result announced today. We have achieved strong revenue and earnings growth and once again delivered on our guidance given at the beginning of the financial year. This is our thirteenth consecutive year of double digit EPS growth, a measure of the company's stability and the commitment and expertise of our 20,000 people around the world. Our international expansion has accelerated through the year, with the focus on Europe and the United States, where synergy activity has escalated, with pleasing outcomes. We will continue to pursue a growth path via both organic and acquisitional growth and to further promote our successful model, in the best interests of all our stakeholders."

Dr Goldschmidt advised: "The major factors behind our growth relate to our corporate culture, including our medical leadership philosophy, our federated model for acquisitions and our personalised service. Sonic's reputation is based around these features and has afforded us the opportunity to partner with high quality laboratories of similar culture." Dr Goldschmidt added: "Sonic's standing in the international markets and medical communities in which we operate is a tribute to our talented, loyal and dedicated team of pathologists, radiologists, managers and staff, all of whom I wish to thank sincerely and congratulate for their contributions to the company's success to date."

Sonic's Board has declared a fully-franked final dividend of 32 cents per share, bringing the total for the year to 52 cents per share, a 13% increase over the previous year. Sonic's dividend reinvestment plan will operate for this dividend.

Key milestones of the last year include:

- The acquisition of Sunrise Medical Laboratories (Long Island, New York) in July 2007, a high quality, high growth practice.

- The acquisition of the Bioscientia Healthcare Group, one of Europe's largest and most prestigious laboratories, in September 2007, Sonic's second major transaction in the German laboratory market.

- The acquisition of the outstanding minority interests in the Schottdorf Group in Germany, to facilitate synergies with Sonic's other European laboratories.

- The synergistic acquisitions of American Clinical Services and Woodbury Clinical Laboratory, strengthening Sonic's position in the New York and Tennessee markets respectively.

- Successful completion in August 2007 of an institutional private placement, with the raising of A$400 Million of equity to fund acquisitions.

- The raising of A$64 Million of new capital from existing shareholders pursuant to a Shareholder Purchase Plan in November 2007, at the same price per share (A$14.20) as the institutional placement.

- Commencement of operations at Sonic's new headquarters and Douglass Hanly Moir Pathology's new central laboratory in Macquarie Park, Sydney. This state-of-the-art facility has significant capacity and will increase efficiencies in Sonic's Australian pathology operations in the medium term.

- Agreements reached for the synergistic acquisitions of the Labor 28 Group (Berlin, Germany) (settled on 1 July 2008) and GLP Medical Group (Hamburg, Germany) (settlement expected in September 2008).

- Scheme of Arrangement under way to acquire the balance of Independent Practitioner Network Limited.

- Agreement reached to acquire Clinical Laboratories of Hawaii, the leading medical laboratory group in Hawaii, with settlement expected in September 2008.

- Successful "upsizing" of Sonic's senior syndicated bank debt facility from A$1 Billion to A$1.75 Billion with all existing syndicate members increasing their commitments and one additional bank joining the syndicate.

- Successful establishment in July 2008 of an additional A$160 Million 3 year term bank debt facility with two of the syndicate members in the A$1.75 Billion facility.

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
Ph: +61 2 9855 5333
Fax: +61 2 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4E Preliminary Final Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 21 August 2008 (www.sonichealthcare.com).

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares; and Options over Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,750 Ordinary Shares; and 1,540,000 Ordinary Shares to be issued on the exercise of Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price of Options is $7.50 50% will vest from 24 months up to 36 months after the date of grant; 100% will vest from 36 months after the date of grant until the expiry date; Expiry date is 60 months after the date of grant

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil cash, as per Executive Incentive Plan approved by shareholders at the 2005 Annual General Meeting
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Fifth tranche of options granted and shares issued to Sonic's Managing Director and Finance Director pursuant to shareholder approval received at the 2005 Annual General Meeting
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 August 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	333,555,531	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
87,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
205,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16
500,000	25.05.2013 @ $13.30
200,000	31.05.2013 @ $13.65
1,540,000	22.08.2013 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .22 AUGUST 2008...........
Company secretary

Print name: ...Paul Alexander...

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,400,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$7.50 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 August 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
334,955,531	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		67,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		140,000	26.11.2009 @ $7.50
		205,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16
		500,000	25.05.2013 @ $13.30
		200,000	31.05.2013 @ $13.65
		1,540,000	22.08.2013 @ $7.50

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 AUGUST 2008...........
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	10 OCTOBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds ordinary shares in Sonic Healthcare Limited.
Date of change	(1) Issue of shares and options: 22 August 2008 (2) Exercise of options: 27 August 2008
No. of securities held prior to change	<u>Direct</u> 80,000 Sonic Healthcare Limited ordinary shares Unlisted options over ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Plan: 4,000,000 options exercisable at $7.50 each. <u>Indirect</u> 200,000 Sonic Healthcare Limited ordinary shares.
Class	Ordinary shares in Sonic Healthcare Limited.

Number acquired	(1) 1,020,000 ordinary shares in Sonic Healthcare Limited. (2) 1,000,000 unlisted options over unissued ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan.
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) For 20,000 ordinary shares: NIL (as per shareholder resolution at 2005 AGM) (2) For 1,000,000 ordinary shares: $7,500,000 paid to exercise options. (3) For 1,000,000 options: NIL (as per shareholder resolution at 2005 AGM)
No. of securities held after change	Direct 1,100,000 Sonic Healthcare Limited ordinary shares Unlisted options over ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Plan: 4,000,000 options exercisable at $7.50 each. Indirect 200,000 Sonic Healthcare Limited ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Final tranche of securities issued under the Executive Incentive Plan as approved by shareholders at the 2005 AGM (2) Exercise of options issued in November 2004 under the Executive Incentive Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	10 OCTOBER 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd
Date of change	(1) Issue of shares and options: 22 August 2008 (2) Exercise of options: 27 August 2008
No. of securities held prior to change	Direct 118,000 Sonic Healthcare Limited ordinary shares Unlisted options over ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Plan: 2,160,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd; 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse)
Class	Ordinary shares in Sonic Healthcare Limited.

Number acquired	(1) 410,750 ordinary shares in Sonic Healthcare Limited. (2) 540,000 unlisted options over unissued ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan.
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) For 10,750 ordinary shares: NIL (as per shareholder resolution at 2005 AGM) (2) For 400,000 ordinary shares: $3,000,000 paid to exercise options. (3) For 540,000 options: NIL (as per shareholder resolution at 2005 AGM)
No. of securities held after change	<u>Direct</u> 528,750 Sonic Healthcare Limited ordinary shares Unlisted options over ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Plan: 2,300,000 options exercisable at $7.50 each. <u>Indirect</u> 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd; 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Final tranche of securities issued under the Executive Incentive Plan as approved by shareholders at the 2005 AGM (2) Exercise of options issued in November 2004 under the Executive Incentive Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18838388

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CATHERINE MCINTOSH

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
14 GIFFNOCK AVENUE, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,430,750	$7.50	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 2 / 0 8 / 0 9
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

END